

Kaplan Voekler Cunningham & Frank PLC

Pamela Catania
Direct Dial: 804.916.9068
Direct Fax: 804.916.9168

pcatania@kv-legal.com

January 2, 2013

<u>VIA OVERNIGHT MAIL</u>

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

> Re: **Sail Energy Holdings, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 19, 2012**
> **File No. 024-10334**

Dear Ms. Ransom, Ms. Peyser and Ms. Kohl:

This letter is submitted on behalf of our client, Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Offering Statement on Form 1-A, filed with the Commission on November 19, 2012 (the "Offering Statement"). Such comments are set forth in Ms. Ransom's letter, dated December 17, 2012 (the "Comment Letter") to Dennis O' Brien, President and Chief Executive Officer of Sail Energy Management, LLC, the Company's sole manager. Enclosed herewith for filing, please find seven copies of Amendment No. 1 to the Offering Statement ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provide seven additional copies of Amendment No. 1, each marked to show changes against the Offering Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 1.

<u>General</u>

1.   Prior to the qualification of the offering circular, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review including the underwriting compensation terms and arrangements of this offering, and has no objections. Please refer to Instruction 3 to Item 2 of Offering Circular Model B in Form 1-A.

<u>Response to Comment No. 1</u>

The Company acknowledges the Staff's comment and will have a FINRA representative call the Staff once it has completed its review including the underwriting compensation terms and arrangements of this offering and has no objections.

2.   *All exhibits are subject to review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the tax opinion and escrow agreement once they are filed. Understand that we will need adequate time to review these materials before qualifying the offering statement.*

Response to Comment No. 2

In response to the Staff's comment, we are supplementally filing forms of each of the escrow agreement by and between the Company and City National Bank and the opinion of Kaplan Voekler Cunningham & Frank, PLC regarding certain tax matters with this letter for your review.   We will attach executed copies of all exhibits by amendment.

3.   *Please revise throughout the offering circular to clarify that you do not yet have any operations or customers. In this regard, we note references throughout the offering circular to "your operations" or to "your customers." Please instead refer to your planned or proposed operations, and otherwise clarify that you do not currently operate any businesses in the retail energy sector. Please also refer to your acquisitions as planned or proposed acquisitions, as there is no guarantee that you will close these, or any, acquisitions.*

Response to Comment No. 3

In response to the Staff's comment, please see the Company's revised disclosure throughout the offering circular.

Part I Notification,

Item .1 Significant Parties

4.   *We note that you are managed solely by Sail Energy Management, LLC. Please provide the disclosure set forth in Item 1.(a) through Item 1.(e) of Form 1-A as it pertains to your manager, Sail Energy Management, LLC. In doing so, please update your disclosure under Item 2 of Part 1 to Form 1-A, as applicable.*

Response to Comment No. 4

In response to the Staff's comment, please see the Company's revised disclosure in Item 1.(a) through Item 1.(e) of Amendment No. 1.

Item 6, Other Present or Proposed Offerings

5.   *We note your indication that this item is "Not applicable." Please state clearly whether you or any of your affiliates is currently offering or contemplating offering any securities other than those covered by this Form 1-A.*

Response to Comment No. 5

In response to the Staff's comment, please see the Company's revised disclosure in Item 6 of Amendment No. 1.

Cover Page of the Offering Circular

6.   *Please also include the telephone number of your principal executive office. Refer to Item 1.(b) of Offering Circular Model B in Form 1-A.*

Response to Comment No. 6

In response to the Staff's comment, please see the Company's revised disclosure on the cover page of the offering circular in Amendment No. 1.

7.   *We note your statement that you are offering "up to" an aggregate of $5,000,000 of Class A units. Because you must sell all 5,000 units at an offering price of $1,000 per unit, or you will not receive any proceeds from the offering or issue any units, please delete the phrase "up to" to remove the suggestion that you may issue less than 5,000 units.*

Response to Comment No. 7

In response to the Staff's comment, please see the Company's revised disclosure on the cover page of the offering circular in Amendment No. 1.

8.   *We note your disclosure that the minimum purchase requirement is 20 offered units. Please disclose here, as you do on page 9, that the minimum purchase requirement is waivable at your sole discretion.*

Response to Comment No. 8

In response to the Staff's comment, please see the Company's revised disclosure on the cover page of the offering circular in Amendment No. 1.

9.   *Please update the initial closing and final termination dates, including any possible extensions thereto.*

Response to Comment No. 9

In response to the Staff's comment, please see the Company's revised disclosure on the Cover Page and throughout the remainder of the offering circular in Amendment No. 1.

10.   *Please revise the disclosure along the left hand margin to include the language set forth in Rule 255(a)(1) under the Securities Act of 1933, as amended, in its entirety. It appears that part of this language has been omitted.*

Response to Comment No. 10

In response to the Staff's comment, please see the Company's revised disclosure on the Cover Page of the offering circular in Amendment No. 1.

11.   *Please. revise the last sentence on page 2 to clearly state your obligations under Rule 255(b) under the Securities Act of 1933, as amended. In this regard, we note that Rule 255(b) requires you to provide potential investors with a revised preliminary offering circular or complete offering circular if a preliminary offering circular is inaccurate or inadequate in any material respect.*

Response to Comment No. 11

In response to the Staff's comment, please see the Company's revised disclosure on the Cover Page of the offering circular in Amendment No. 1.

Who May Invest

12.   *We note your disclosure in the second paragraph of this section that you have established suitability standards for this offering, and for subsequent purchases of your offered units from third parties, "to the extent*

required by state law." Please discuss in this section the state law requirements pertaining to suitability standards for resale offerings in the states in which you plan to offer your membership units. For guidance, please refer to Industry Guide 5 and Securities Act Forms Compliance and Disclosure Interpretation No 128.06.

Response to Comment No. 12

In response to the Staff's comment, please see the Company's revised disclosure on page 3 of Amendment No. 1 which is in accordance with the Company's operating agreement permitting the Company to withhold its consent to any proposed transfer if it would cause the Company to violate any law, rule or regulation applicable to it. Further, the Company itself is not imposing suitability standards on resales of the Offered Units. Finally, Industry Guide 5, to which we were referred, applies to the preparation of registration statements relating to interests in real estate limited partnerships. The Company is not a real estate limited partnership and therefore we do not believe Industry Guide 5 applies in drafting its offering circular.

Summary of the Offering Circular

General

13.   Please disclose in this section that your auditor has issued a going concern opinion and discuss how you plan to finance your planned acquisitions. To the extent that your ability to finance your planned acquisitions is contingent upon the proceeds of this offering, please state this explicitly. We also note your disclosure on page 17 that you may not be able to proceed with your planned acquisitions if you are not able to secure a credit facility. To the extent that your ability to finance your proposed acquisitions is dependent on both the proceeds of this offering and your ability to secure a credit facility of approximately $10 million, please state this explicitly.

Response to Comment No. 13

In response to the Staff's comment, please see the Company's revised disclosure on page 7 of Amendment No. 1.

14.   We note your statements in the third paragraph regarding your initial acquisition targets. Please state clearly in this section that there is no guarantee that you will complete the acquisition of your initial targets, as you state in the last risk factor on page 14.

Response to Comment No. 14

In response to the Staff's comment, please see the Company's revised disclosure on pg. 7 of Amendment No. 1.

15.   We note your disclosure that your manager Sail Energy Management, LLC and the disclosure regarding the matters on which your Class A and Class B unit holders, voting together as a single class, will have the right to vote. Please disclose in this section the number of units that Mr. O'Brien owns and over whish he has voting control. Please also disclose that currently Mr. O'Brien is the sole unit holder and sole manager of your manager, Sail Energy Management.

Response to Comment No. 15

In response to the Staff's comment, please see the Company's revised disclosure on pg. 8 of Amendment No. 1.

Our Company

16.   Please include in your chart the percentage ownership that your Class A members and Class B members will hold in Sail Energy Holdings, LLC following the offering. If true, please also disclose that Mr. O'Brien currently is the sole Class B member and will be the sole Class B member following completion of the offering, and revise throughout your offering circular to refer to a single Class B member.

Response to Comment No. 16

In response to the Staff's comment, please see the Company's revised disclosure on pg. 8 of throughout the remainder of the offering circular in Amendment No. 1.   .

Plan of Distribution

17.   Please briefly describe any circumstance(s) in which you anticipate that you would waive the minimum purchase requirement, if known. Please briefly describe the factors that you plan to consider in determining whether to waive the minimum purchase requirement, and elaborate upon such factors in the Plan of Distribution section, beginning on page 21.

Response to Comment No. 17

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 10 and 24 of Amendment No. 1.

Interest of Management and Related Parties

18.   Please briefly describe the way(s) in which Messrs. O'Brien, Woodard, and Abbate will exercise control over the decisions made by your manager, including the vote required by your manager to take specific actions. Please elaborate upon the way(s) in which Sail Energy Management will be managed and in which decisions will be made in the Management of Sail Energy section on page 36, or in another appropriate place in your offering circular.

Response to Comment No. 18

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 10 and 36 of Amendment No. 1.

Risk Factors

19.   Please add a risk factor discussing the risk that you will not raise sufficient funds to complete the three prospective offerings by the termination dates of the letters of intent.

Response to Comment No. 19

In response to the Staff's comment, please see the Company's revised disclosure to the risk factor entitled *"We may not be successful in making our initial planned acquisitions or any other future acquisitions"* on pg. 15 of Amendment No. 1.   The Company plans to have either entered into definitive agreements or extended the termination dates of the letters of intent through an amendment with each of the sellers prior to such termination dates. Although the exclusivity provisions in each of the letters of intent will no longer be binding after the termination dates of each such letter in the event the Company is unable to amend the letters of intent or enter into definitive agreements by the termination date, we do not believe the Company will be precluded from consummating the transactions with each of the sellers as a result. Accordingly, we believe the additional disclosure to the existing risk factor on pg 15 is sufficient and and a new risk factor unwarranted.

General Risks of Investment in our Company

We are dependent on our management to achieve....

20. We note that your manager's loss of Mr. O'Brien or Mr. Woodward, "or any other key person," could impact your results of operations and financial condition. Please identify any other key persons on which you or your manager is dependent, or remove your reference to additional key persons.

Response to Comment No. 20

In response to the Staff's comment, please see the Company's revised disclosure on pg. 13 of Amendment No. 1.

We depend on our advisor, USEFC and its key personnel...

21. Please include USEFC's full name in the heading of this risk factor. Please also revise the risk factor to briefly describe the "significant financial and mergers and acquisitions services" that USEFC provides to you.

Response to Comment No. 21

In response to the Staff's comment, please see the Company's revised disclosure on pg. 16 of Amendment No. 1.

You will have only limited "major decision" rights...

22. Please briefly describe in this risk factor the way in which "good cause" is defined in your limited liability company agreement, with a view to describing

Response to Comment No. 22

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 17 and 18 of Amendment No. 1.

Risks Related to the Offering and Lack of Liquidity

We do not anticipate a public market developing...

23. Please briefly describe the restrictions on transfer of your units set forth in your operating agreement.

Response to Comment No. 23

In response to the Staff's comment, please see the Company's revised disclosure on pg. 19 of Amendment No. 1.

Tax Risks

24. We note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors are entitled to rely on the information contained in your Offering Circular. We do not object to a statement that each investor should consult with his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please remove this disclaimer, or explain why you believe this is necessary. This comment also applies to the disclaimer on page 42.

Response to Comment No. 24

We believe that we are required to include the IRS Circular 230 disclaimer in the offering circular pursuant to the terms of IRS Circular 230. We do not believe that this disclaimer indicates investors are not entitled to rely on the tax disclosures contained in the Offering Circular except that they may not rely upon such disclosures to avoid any tax penalties which may be imposed by the IRS.

Plan of Distribution

25.   *Please briefly describe how subscribers will receive any units for which they have subscribed.*

Response to Comment No. 25

In response to the Staff's comment, please see the Company's revised disclosure on pg. 25 of Amendment No. 1.

Estimated Use of Proceeds

26.   *Please disclose any material amount(s) and the source(s) of additional funds that will be used in conjunction with the proceeds from this offering. In this regard, we note your disclosure on page 25 that you intend to obtain a $10 million credit facility which will be used, in part, to finance your initial acquisitions and that the total purchase price of your three prospective acquisitions is $6,415,000 in cash and $870,000 in notes. Please refer to Instruction 3 to Item 5 of Offering Circular Model B in Form 1-A.*

Response to Comment No. 26

In response to the Staff's comment, please see the Company's revised disclosure on pg. 26 of Amendment No. 1.

27.   *Please provide the disclosure required by Instruction 5 to Item 5 of Offering Circular Model B in Form 1-A.*

Response to Comment No. 27

In response to the Staff's comment, please see the Company's revised disclosure on pg. 26 of Amendment No. 1.

Description of Our Business

Description of our Expected Revolving Credit and Term Loan Facility

28.   *Please disclose when you anticipate closing your senior credit and term loan facility, if known. Additionally, to the extent known, please describe any conditions or obstacles to your ability to close on this credit facility. In this regard, we note your statement on page 29 that you anticipate using the proceeds from this offering and from your credit facility to close your initial acquisitions, and it appears that your ability to close your initial acquisitions is dependent upon your ability to secure this credit facility. If you are able to secure a credit facility prior to the closing of the offering, please update your disclosure to include the material terms of the credit agreement, including the financial covenants you must satisfy prior to making distributions.*

Response to Comment No. 28

In response to the Staff's comment, please see the Company's revised disclosure on pg. 27 of Amendment No. 1.

Industry Overview

29.   We note references throughout your offering statement to third-party sources, including to IBIS World on page 25, to ICF on page 26, to the U.S. Energy Information Agency on page 26, and to the Wilczewski & Sloan paper on page 28 among others, for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

Response to Comment No. 29

In response to the Staff's comment, the Company supplementally is delivering to the Staff copies of the reports cited in the Registration Statement, marked to identify the portions that support the Company's disclosure. The reports relied upon in the offering circular are publicly available, were not prepared for the Company, and the Company has not paid any compensation for such reports.

30.   Please disclose whether the following statements are based upon management's belief, industry data, reports or articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

- *"This focus has led to on predominant, inflexible and static operating model that doesn't adjust well to changing performance demands."*

    Response
    In response to the Staff's comment, please see the Company's revised disclosure on pg. 28 of Amendment No. 1.

- *"Energy markets in the Northeast continue to change rapidly. These changes are caused by the combined effects of volatile energy pricing, evolve g environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency."*

    Response
    In response to the Staff's comment, please see the Company's revised disclosure on pg. 28 of Amendment No. 1.

- *"Propane is a domestically sourced fuel that replaces the need for imported fuels, and the vast new supply coming online is shifting the price relationship between propane and other petroleum-based fuels."*

    Response
    In response to the Staff's comment, please see the Company's revised disclosure on pg. 29 of Amendment No. 1.

- *"Given the advantages propane currently has in technology and price over heating oil and electricity, these consumers are a significant growth opportunity.*

    Response
    In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 1.

Acquisition Strategy

31.   Please revise this section to describe the way(s) in which the initial acquisition targets disclosed on pages 31-33 were identified by you as potential acquisition targets, and disclose the way(s) in which the acquisition of these targets is consistent with the acquisition strategy described herein.

Response to Comment No. 31

In response to the Staff's comment please see the Company's additional disclosure on pg. 30 under the heading.

Target Product Line Composition

32.   Please elaborate upon your statement that, "in management's experience, being a multiple fuel distributor in the Northeast and Mid-Atlantic regions of the U.S. offers strategic marketplace opportunities," including by providing management's basis for this belief.

Response to Comment No. 32

In response to the Staff's comment, please see the Company's revised disclosure on pg. 29 of Amendment No. 1.

Marketing and Sales

33.   We note your statement in the third paragraph of this section regarding the opportunities for "dynamic growth" in your sales. Please also state that, in light of the fact that you have not yet commenced operations, there is no guarantee that you will achieve any particular level of sales or sales growth.

Response to Comment No. 33

In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 1.

b) Builder Referral program

34.   Please describe the underground tank program, full service philosophy, and appliance expertise to which you refer in this section. Please refer to Item 6.(a)(1)(i) of Offering Circular Model B in form 1-A

Response to Comment No. 34

In response to the Staff's comment, please see the Company's revised disclosure deleting any reference to an underground tank program on pg. 31 of Amendment No. 1.

e) Developing an E-Strategy

35.   We note your statement that you "must establish a more substantial and progressive internet presence." Please clarify whether you currently have an internet presence and if so, briefly describe the current state of your internet presence. If you do not currently maintain a website or services through the internet, please revise to clarify this fact.

Response to Comment No. 35

In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 1.

Summary of Operations over next Twelve Months

36.   We note your statement under "2. Customer Service Management" that you seek to "enhance your ability to accommodate propane account acquisitions" through various means. Please revise to clarify, if true, that you do not currently have any ability to accommodate propane account acquisitions.

Response to Comment No. 36

In response to the Staff's comment, please see the Company's revised disclosure on pg. 32 of Amendment No. 1.

Description of our Acquisition Targets

37.   We note that you have entered into a letter of intent for acquisition of assets from Hanson Fuel Company and Hanson Fuel, Inc., Murray Oil Company, and Western Maine Propane. Please file these letters of intent as exhibits to the offering circular. Please refer to Item 2.(8) to Part III – Exhibits in Form 1-A.

Response to Comment No. 37

In response to the Staff's comment, we are filing the letters of intent with this Amendment No. 1 as exhibits to the offering circular.

General

38.   In this section, please state explicitly that there is no guarantee that you will close any of the proposed acquisitions detailed in this section, and describe the material factors that will impact your ability to close all, or any, of these acquisitions.

Response to Comment No. 38

In response to the Staff's comment, please see the Company's revised disclosure on pg. 34 of Amendment No. 1.

Management

39.   Please also disclose in the second paragraph of this section that Mr. O'Brien also holds all of your outstanding Class B units.

Response to Comment No. 39

In response to the Staff's comment, please see the Company's revised disclosure on pg. 36 of Amendment No. 1.

Biographical Information

40.   We note your statements regarding the annual revenues, employees, and customers pertaining to companies for which Mr. O'Brien used to work. Please remove the statements regarding Mr. O'Brien's previous employers' revenues, customers, and employees, or tell us why such disclosure is appropriate.

Response to Comment No. 40

In response to the Staff's comment, please see the Company's revised disclosure on pg. 37 of Amendment No. 1.

41.   Please provide additional detail regarding the nature of Mr. O'Brien's business activities and responsibilities as the founder of Seacoast Energy Consulting, as well as additional detail about the consulting services provided by Seacoast Energy Consulting. Please refer to Item 8.(c) to Offering Circular Model B of Form 1-A.

Response to Comment No. 41

In response to the Staff's comment, please see the Company's revised disclosure on pg. 37 of Amendment.

42.   Please clarify whether Mr. O'Brien continues to be employed by Seacoast Energy Consulting. If so, please consider including risk factors describing the risks associated with your principal devoting less than full time to your business and of the possibility of conflicts of interest that could arise between his duties at Seacoast Energy Consulting and as your principal.

Response to Comment No. 42

In response to the Staff's comment, please see the Company's revised disclosure on pg. 37 of Amendment No. 1.

43.   Please provide additional detail regarding the nature of Mr. Woodward's business activities and responsibilities as the founder of Management Matters, as well as additional detail about the consulting services provided by Management Matters. Please refer to Item 8.(c) to Offering Circular Model B in Form 1-A.

Response to Comment No. 43

In response to the Staff's comment, please see the Company's revised disclosure on pg. 37 of Amendment No. 1.

44.   Please clarify whether Mr. Abbate will continue to serve as the president of Cetane Associates after Mr. Abbate joins your manager's board of managers. If so, it appears that there is a possibility that conflicts of interest could arise between Mr. Abbate's duties as president of Cetane Associates and his duties as a member of your manager's board of managers. Please advise, and consider including a risk factor in this regard, if appropriate.

Response to Comment No. 44

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 37 and 42 of Amendment No. 1.

Employment Agreements

45.   Please clarify in this section that Mr. O'Brien is a member of the board of managers of your manager, and describe in detail his role in making decisions with respect to his own compensation.

Response to Comment No. 45

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 38 of Amendment No. 1.

Employees

46.   Please clarify whether the 70 employees that you plan to have upon the closing of your initial acquisitions includes persons currently employed with any of the companies that you plan to acquire.

Response to Comment No. 46

In response to the Staff's comment, please see the Company's revised disclosure on pg. 40 of Amendment No.1

Capitalization

47.   Please revise to include the total capitalization in dollars as of the most recent balance sheet date and as adjusted to reflect the sale of the securities in the offering and the use of the net proceeds therefrom. Refer to paragraph 13 of Form 1-A.

Response to Comment No. 47

In response to the Staff's comment, we are using Model B of Form 1-A which, unlike Model A, does not have a paragraph 13 to which this comment applies. Because we are not using Model A, we do not believe paragraph 13 applies to our offering circular.

Beneficial Ownership

48.   Please revise the first column of the table to indicate that there will be three managers and two officers of your manager following completion of the offering, or advise.

Response to Comment No. 48

In response to the Staff's comment, please see the Company's revised disclosure on pg. 41 of Amendment No. 1.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest

49.   We note your reference to Seacoast Energy Consulting, LLC as your affiliate on page iii of Part 1 of the offering circular. We also note that your sole member and the sole member and CEO of your manager, Mr. O'Brien, founded Seacoast Energy Consulting, LLC. Please describe in this section any relationship between you and Seacoast Energy Consulting.

Response to Comment No. 49

In response to the Staff's comment, please see the Company's revised disclosure on pg. 37 of Amendment No. 1.

Material Federal Income Tax Consequences

50.   We note your statement that counsel is "of the opinion that the tax discussion contained herein is accurate in all material respects." Please also state clearly that the tax discussion contained in this section constitutes counsel's opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.B.2.

Response to Comment No. 50

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 46 and 49 of Amendment No. 1. Additionally, for your reference, we have filed our tax opinion supplementally as an attachment to this letter.

Having revised the disclosure, we respectfully note that we do not believe the Staff Legal Bulletin to which we have been referred should be applied to this offering. This offering is seeking to be qualified as an exempt from registration pursuant to Regulation A. In pertinent part, the referenced bulletin states:

"Item 601(b)(8) of Regulation S-K requires opinions on tax matters for:

- filings on Form S-11;

- filings to which Securities Act Industry Guide 5 applies;

- roll-up transactions; and

- other registered offerings where "the tax consequences are <u>material</u> to an investor and a representation as to tax consequences is set forth in the filing" (emphasis added)."

First and foremost, Regulation S-K is generally not applicable to an offering made under Regulation A because such an offering is not a registered offering. Therefore, we do not believe the referenced bulletin should be applied for this reason alone. However, assuming the tax opinion requirements of Regulation S-K were applied to an offering seeking to be qualified under Regulation A, Regulation S-K would not require a tax opinion regarding this offering because it is *not* (i) a filing on Form S-11, (ii) a filing to which Securities Act Industry Guide 5 applies, (iii) a roll-up transaction, or (iv) a registered offering.

Index to Financial Statements

51.   The index refers to the financial statements of Murray Oil Company twice rather than referring to the financial statements of Western Maine Propane. Please revise.

Response to Comment No. 51

In response to the Staff's comment, please see the revised index to financial statements of Amendment No. 1.

General

52.   Please remove the compilation reports in regard to the combined pro form financial information of Sail Energy Holdings, LLC and the financial statements of Hanson Fuel Company, Inc., Murray Oil Company and Western Maine Propane because the association of the accountant provides no basis for reliance. In addition, please remove references to compilation reports and label the combined pro forma financial information of Sail Energy Holdings, LLC and the financial statements of Hanson Fuel Company, Inc., Murray Oil Company and Western Maine Propane as "Unaudited." Also, please remove references to "Compiled" and "Reviewed" in the column headings throughout the financial statements of Murray Oil Company.

Response to Comment No. 52

In response to the Staff's comments, the revised financial information reflects the removal of all references to the compilation report and now refers to such information as "unaudited". Please also note that the revised financial statements have been provided in draft form. If the Staff is satisfied as to form and content, the word "draft" will be removed.

53.   Please tell us your consideration of disclosing the information in ASC 915-205-45-4, 915-210-45-1 and 915-215-45-1 related to development stage entities.

Response to Comment No. 53

After GG&G's discussions with the Staff and based on review of ASC 915, the appropriate references to the Company being a developmental stage entity have been made throughout the revised financial information as they have been recently formed to make acquisitions and, therefore, have not formally commenced operations.

54.   Please present basic loss per unit on the face of the statement of operations as required by ASC 260-10-45-2. Also, please disclose the information required by ASC 260-10-50-1 to the extent applicable to your facts and circumstances.

Response to Comment 54

The information required by ASC 260-10-45-2, including basic earnings / loss per unit, is included in the revised financial information. The relevant guidance in ASC 260-10-45-2 is not applicable at this time based on current facts and circumstances.

Sail Energy Holdings, LLC

Statement of Member's Deficit

55.   Please disclose the number of Class B Units issued during the period and the number of Class B Units outstanding and the beginning and end of the period.

Response to Comment 55

In response to the Staff's comment, the Statement of Member's Deficit for Sail Energy Holdings, LLC has been revised to include Class B Units issued and outstanding.

General

56.   Please tell us your basis for providing a combining pro forma statement of cash flows and a statement of members' equity. Refer to Part F/S (4) Pro Forma Financial Information of Form 1-A.

Response to Comment 56

In response to the Staff's comment, the Combined Pro Forma Statement of Cash Flow and Statement of Member's Equity have been deleted as they are not required by this Form.

57.   Please include an introductory paragraph which briefly describes each transaction for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation shows.

Response to Comment 57

In response to the Staff's comment, an additional introductory paragraph has been provided to reflect the requested disclosures.

Combining Pro Forma Balance Sheet

58. *Please add a column to eliminate the assets and liabilities of Murray Oil Company, Western Maine Propane and Hanson Fuel Inc. (the "targets") which are not being acquired in the business combination transactions and a column reflecting the as adjusted totals of the assets, liabilities and equity of the targets prior to presenting pro forma adjustments giving effect to each of the transactions disclosed in the Assumptions on page 7. Please also consider presenting the pro forma adjustments attributable to the offering, the business combinations and debt financing in separate columns. If you present pro forma adjustments on a combined basis, the footnote explanations should disaggreage the various transactions in a reasonable fashion.*

Response to Comment 58

In response to the Staff's comment, the Combining Pro Forma Balance Sheet has been revised accordingly.

Combining Pro Forma Statement of Operations

59. *Please present historical basis loss per unit and pro forma basic per share date on the face of the pro forma statement of operations. Please also present the number of shares used to compute per share data.*

Response to Comment 59

In response to the Staff's comment, the historical per earnings / loss per unit/per share data has been included in the Combining Pro Forma Statement of Operations.

60. *Please consider presenting the pro forma adjustments attributable to the offering, the business combinations and debt financing in separate columns. If you present pro forma adjustments on a combined basis, the footnote explanations should disaggregate the various transactions in a reasonable fashion.*

Response to Comment 60

In response to the Staff's comment, revisions have been made in the Combining Pro Forma Statement of Operations by including a separate column for each major transaction affecting the pro forma presentation.

61. *We note that you included an adjustment for transaction costs. This adjustment will not have a continuing impact on your operations and should not be included as an adjustment in the pro forma statement of operations. However, this adjustment appears to be directly attributable to the transaction and factually supportable. As such, the pro forma balance sheet should reflect an adjustment for the direct, incremental costs of the acquisitions which are not yet reflected in the historical financial statements. Please revise. In addition, please confirm to us that there are no direct, incremental costs of the acquisitions reflected in your historical financial statements or the historical financial statements of the targets. If there are any direct, incremental costs of the acquisitions reflected in your historical financial statements or the historical financial statements of the targets, an adjustment should remove those costs from the pro forma statement of operations. Please advise.*

Response to Comment 61

In response to the Staff's comment, the assumptions to the Combining Statement of Operations have been revised and the appropriate adjustments have been made to reflect expenses related to the acquisition and equity issuance and for expenses incurred related to the bank financing.

62.   *Please revise to describe each pro forma adjustment in sufficient detail to clearly explain the assumptions involved in computing the amounts. In doing so, please disclose:*

- *How you determined the purchase price;*

- *The allocation of the purchase price, identifying the tangible and intangible assets likely to be recognized and the uncertainties regarding the effects of amortization periods assigned to the assets; and*

- *The effects of additional financing necessary to complete the acquisitions.*

     In addition, please consider adding references to the face of the pro forma statements to the disclosures in the footnotes.

Response to Comment 62

In response to the Staff's comment, the assumptions have been revised to elaborate upon purchase price determination and allocation as well as acquisition financing.

63.   *We note that there are no pro forma adjustments to depreciation and amortization expense related to the increases in property and equipment and intangible assets. Please revise to reflect such adjustments and disclose the expected useful lives or amortization periods of property and equipment components and identified intangible assets.*

Response to Comment 63

Following up on discussions with the Staff, the appropriate adjustments have been made to depreciation and amortization expense and disclosure added as to PPE and intangibles to include disclosure of the expected lives and the inclusion of additional depreciation and amortization for the year in the pro forma presentation for the step-up to those respective assets.

64.   *We note that there are no pro forma adjustments to interest expense attributable to the additional debt financing required to complete the acquisitions, including financing that will be provided by the sellers, and the elimination of debt obligations of the targets not assumed in the transactions. Please revise to reflect such adjustments and disclose the following:*

- *The interest rates used to compute pro forma interest expense related to the additional debt financing and the basis for the rates; and*

- *The effect on income of 1/8 percent variance in interest rates if actual interest rates can vary from those used.*

Response to Comment 64

In response to the Staff's comment, pro forma interest expense adjustments and disclosures have been made following our discussions with the Staff, including the presentation of bank and seller debt, applicable interest rates and the effect of a 1/8 percent increase in interest rates.

Hanson Fuel Company, Inc.

Consolidated Statements of Operations

65.   Please explain to us how the beginning and ending inventories impact your presentation of costs of goods sold. Please also explain to us what the increase (decrease) in liabilities represents.

Response to Comment 65

Based on our discussions with the Staff, we have elected to present costs of goods sold as a single line in the statement of operations as allowed by accounting standards.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Inventory

66.   Please disclose whether inventories are stated at the lower of cost or market. Please refer to ASC 330-10-50-1. Please provide similar disclosure in the Note 2 to the financial statements of Western Maine Propane.

Response to Comment 66

In response to the Staff's comment, the appropriate inventories disclosures have been made in both the Hanson Fuel Company, Inc. and Western Maine Propane financial statements.

Note 3 – Intangible Assets

67.   The net amount of the intangible assets disclosed in the footnote does not agree to amounts disclosed in the balance sheets for 2012 or 2011. It appears that accumulated amortization for each year excludes amortization expense for each year. Please revise or advise.

Response to Comment 67

In response to the Staff's comment, the Hanson Fuel Company, Inc. intangible assets have been corrected and disclosed properly in the financial statements.

Note 4 – Related Party Transactions

68.   Please disclose the payment terms of the loan from stockholder. Please refer to ASC 850-10-50-1d.

Response to Comment 68

In response to the Staff's comment, the payment terms of the loan to stockholder have been provided in the revised financial statements.

Murray Oil Company

Statement of Operations

69.   Please tell us your basis in GAAP for classifying the gain on sale of assets as other income given the guidance in ASC 360-10-45 that if a subtotal such as income from operations is presented, it should include the amount of gains and losses on the sale of long-lived assets.

Response to Comment 69

In response to the Staff's comment, the Murray Oil Company gain on the sale of assets is now recorded as part of operations and now presented in accordance with ASC 360-10-45.

Statements of Stockholder's Equity and Comprehensive Income

70.   Please tell us how you account for income tax expense or benefit allocated to unrealized gains and losses on securities and why your accounting complies with ACS 220-10-45-11.

Response to Comment 70

In response to the Staff's comment, the Statements of Stockholder's Equity and Comprehensive Income have been revised accordingly.

Note 4 – Property and Equipment

71.   Please disclose depreciation expense for each year presented. Please refer to ASC 360-10-50-1a.

Response to Comment 71

In response to the Staff's comment, the Murray Oil Company PPE depreciation expense has been provided in the revised financial statements.

Note 5 – Fair Value Measurements

72.   It appears that gross unrealized gains on marketable securities disclosed in the last paragraph at the end of the most recent fiscal year differs from the unrealized gain recognized in accumulated comprehensive income. Please revise or advise.

Response to Comment 72

In response to the Staff's comment, the Murray unrealized gains have been adjusted.

Note 8 – Income Taxes

73.   Please disclose the amount of income tax expense (or benefit) allocated to items of other comprehensive income. Please refer to ASC 740-10-50-10. Please also disclose the nature of significant reconciling items between the reported income tax expense and income tax expense computed based on statutory rates. Please refer to ASC 740-10-50-11 and 13. In addition, please tell us your consideration of disclosing the information required by ASC 740-10-50-15 in regard to unrecognized tax benefits.

Response to Comment 73

In response to the Staff's comment, income taxes disclosures have been revised accordingly.

Part III – Exhibits

Exhibit 10(b)

74.   Please remove the references to the compilation reports on the financial statements of Murray Oil Company, Western Maine Propane and Hanson Fuel Inc.

Response to Comment 74

In response to the Staff's comment, the Company has removed all reference to the compilation reports on the financial statements of Murray Oil Company. Western Maine Propane and Hanson Fuel Company, Inc.

Exhibit 11 – Opinion of Kaplan Voekler Cunningham & Frank, PLC

75.   We note counsel's statement on page 2 of the opinion that the opinion is limited to "the substantive laws of the State of Delaware." However, we also note counsel's statement that counsel expresses "no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Delaware." It appears that these two statements are inconsistent. Please revise, or explain why counsel does not believe that the securities laws of the State of Delaware constitute substantive laws of the state of Delaware.

Response to Comment 75

In response to Staff's comment, we have revised the Opinion of Kaplan Voekler Cunningham & Frank, PLC accordingly.

Signatures

76.   Please revise your signature page to include the introductory language to the second signature block (beginning "This offering statement has been signed by the following persons..."). This language should appear above the language beginning "The sole manager on the board of managers of Sail Energy Management, LLC." Please refer to the Signatures section of Form 1-A.

Response to Comment 77

In response to Staff's comment, we have revised the signature page to include the introductory language to the second signature block.

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
January 2, 2013
Page 20

    The Company respectfully believes that the modifications to the offering circular contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-916-9068.


Yours very truly,



Pamela Catania


Enclosures

CC: Dennis J. O'Brien